SLS INTERNATIONAL, INC.
                                 3119 S. Scenic
                              Springfield, MO 65807

May 3, 2004


VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Washington, D.C.  20549


Re: Post-Effective Amendment to Registration Statement on Form SB-2 for SLS International, Inc.

Dear Mr. Owings:

SLS International, Inc. hereby applies for withdrawal of the Post-Effective Amendment to Registration Statement on Form SB-2, registration number 333-43770, which was filed on February 9, 2004.

We are requesting the withdrawal of this amendment because it contained a rescission offer, and the rescission offer should not have been included in the amendment. We have since filed a new Post-Effective Amendment on April 27, 2004, removing the rescission offer and updating other information in the registration statement. No securities were sold pursuant to the amendment filed on February 9, 2004.

Thank you for your consideration of this request.

Sincerely yours,

SLS International, Inc.

/s/ John M. Gott
John M. Gott, its President and Chief Executive Officer